UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 1-32876

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Wyndham Worldwide Corporation
Employee Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Assets Available for Benefits as of December 31, 2010 and 2009	2
Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	13
Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions for the Year Ended December 31, 2010	14
SIGNATURE	15
EXHIBIT:
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	16
EX-23.1
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the Wyndham Worldwide Corporation Employee Savings Plan:
We have audited the accompanying statements of assets available for benefits of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Assets (Held at End of Year) as of December 31, 2010, and (2) Delinquent Participant Contributions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 24, 2011

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$392,667	$516,916
Mutual funds	232,974,270	193,099,713
Common/collective trusts	107,727,254	94,108,139
Common stock	24,037,226	19,337,788
Money market	1,276,039	283,112
Group annuity contract	184,996	271,814

Total investments	366,592,452	307,617,482

RECEIVABLES:
Employer contribution receivable	1,361,716	1,336,523
Employee contribution receivable	2,219,084	2,179,843
Notes receivable from participants	14,596,850	13,632,834
Accrued investment income	39,506	39,281

Total receivables	18,217,156	17,188,481

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	384,809,608	324,805,963

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	3,372,253

ASSETS AVAILABLE FOR BENEFITS	$384,809,608	$328,178,216

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS:
Contributions:
Employee contributions	$30,776,820	$28,725,371
Employer contributions	21,485,520	19,461,318

Total contributions	52,262,340	48,186,689

Net investment income:
Net appreciation in fair value of investments	35,841,609	62,305,385
Dividends	6,956,523	5,258,716
Interest	5,027	7,700

Net investment income	42,803,159	67,571,801

Interest income on notes receivable from participants	684,273	774,432

DEDUCTIONS:
Benefits paid to participants	39,118,380	53,137,685

INCREASE IN ASSETS	56,631,392	63,395,237

NET TRANSFERS INTO THE PLAN	—	1,924,226

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	328,178,216	262,858,753

End of year	$384,809,608	$328,178,216

The accompanying notes are an integral part of these financial statements.

WYNDHAM WORLDWIDE CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The following brief description of the Wyndham Worldwide Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on August 1, 2006 in connection with Wyndham Worldwide Corporation’s (the “Company”) separation from Cendant Corporation.

Bank of America Trust Company, N.A. (the “Trustee”) is the Plan’s trustee. Wyndham Worldwide Corporation Employee Benefits Committee (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment managers appointed by the Plan Administrator.

During April 2009, assets of approximately $1.9 million associated with the U.S. Franchise Systems, Inc. 401(k) Plan (“USFS Plan”) were merged into the Plan. Great West Life & Annuity Insurance Company (“Great West”) was the trustee of the USFS Plan. As of December 31, 2010, investments held by Great West were transferred to the Trustee, with the exception of the Guaranteed Portfolio Fund, which is a fixed term annuity contract held by Great West.

The following is a summary of certain Plan provisions:

Eligibility—Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee (as defined in the Plan document) of the Company hired on or after July 1, 2007 is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment or the attainment of age eighteen.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each regular U.S. employee hired prior to July 1, 2007 was eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen and receive employer matching contributions following one year of employment.

Excluding employees of Wyndham Hotel Management, Inc. and employees working at the Wyndham Rio Mar location in Puerto Rico, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of eligible service (as defined in the Plan document) or the attainment of age eighteen.

As of December 31, 2010, employees of ResortQuest International, LLC (“ResortQuest”) were not eligible to participate in the Plan. The ResortQuest International 401(k) Savings Plan is expected to be transferred into the Plan during 2011 and, as of January 1, 2011, employees of ResortQuest who meet the eligibility requirements of the Plan are eligible to participate in the Plan.

Contributions—Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution in the amount of 100% of the first 6% of compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, a money market fund and Wyndham Worldwide Corporation common stock as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. All employer contributions are 100% vested.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $1,000). The initial principal amount of the loan may not be less than $500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts—As all employer matched amounts are 100% vested, the Plan does not have any forfeitures. Prior to being merged into the Plan, the USFS Plan recorded forfeitures of $694. Such forfeiture amount was merged into the Plan during April 2009 and was used during 2010 to reduce employer contributions.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan contains investments in mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes would materially affect the amounts reported in the Plan’s financial statements.

Cash and Cash Equivalents —The Plan considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses—Administrative expenses are paid by the Company, pursuant to the Plan document.

Payment of Benefits—Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $386,341 and $460,815 at December 31, 2010 and 2009, respectively.

Valuation of Investments and Income Recognition—The Plan’s investments are stated at fair value. Fair value of a financial instrument is the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. The group annuity contract is valued at the amount reported by the annuity provider, as determined by the method outlined in the annuity contract. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

A portion of the Plan’s investments in common/collective trusts consists of the Bank of America Retirement Preservation Trust (the “RPT”). Prior to October 6, 2010, the RPT had primarily invested in synthetic guaranteed investment contracts that were primarily collateralized by graded debt securities and were valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. On October 6, 2010, the Trustee approved a resolution to terminate the RPT. Concurrent with this resolution, the RPT changed from a stable value fund to a short-term bond fund which resulted in a change in the applicable investment valuation method in the Plan’s financial statements from contract value to fair value. Due to the change in the investment strategy of the RPT, the Trustee began converting the assets of the RPT from primarily guaranteed investment contracts to cash, cash equivalents and short-term, highly liquid securities. The Plan’s investment in the RPT was converted at contract value on October 6, 2010. The Plan did not incur any losses as a result of the change from a stable value fund to a short-term bond fund. As of December 31, 2010, the RPT invested in short-term U.S. government backed notes and treasury obligations which are valued at the fair value of the underlying investments. As of December 31, 2009, the fair value of the underlying debt securities were valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts were valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Prior to October 6, 2010, participants were able to ordinarily direct the withdrawals or transfers of all or a portion of their investment at contract value. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $47.3 million and $45.5 million at December 31, 2010 and 2009, respectively, and the contract value of such fund was $48.9 million as of December 31, 2009.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statements of Changes in Assets Available for Benefits present net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2010 and 2009, realized gains and losses on investments sold during the year ended December 31, 2010 and 2009 and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fully Benefit-Responsive Investment Contracts—In accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) for reporting of fully benefit-responsive contracts held by certain investment companies subject to the AICPA investment company guide and defined-contribution health and welfare and pension plans, the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. For the year ended December 31, 2009, the statement of changes in assets available for benefits is presented on a contract value basis. On October 6, 2010, following the change to a short-term bond fund, contract value no longer applied to the RPT due to the change in the underlying investments. For the year ended December 31, 2009, the fair value of the contract is determined by multiplying the contract value by a ratio of the fair value of total assets held in the RPT divided by the contract value of net assets held in the RPT.

Fair Value Measurements—In September 2006, the FASB issued guidance on fair value measurements, which enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. The guidance explains the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Plan adopted the guidance as required for financial assets and financial liabilities (see Note 5 — Fair Value). The Plan’s adoption of this guidance did not have a material impact on its financial statements.

New Accounting Pronouncements

Fair Value Measurements and Disclosures — In January 2010, the FASB issued guidance for improving disclosures about fair value measurements, which amends existing fair value guidance and adds new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan has prospectively adopted the guidance as required and such adoption did not have a material impact on the Plan’s financial statements.

Plan Accounting — Defined Contribution Pension Plans — In September 2010, the FASB issued guidance to amend existing guidance to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. The amendment requires that participant loans be classified as notes receivable from participants which segregates the loans from plan investments and requires the loans be measured at unpaid principal balance plus accrued interest rather than at fair value. The guidance is effective for fiscal years ending after December 15, 2010, and should be applied retrospectively to all prior periods presented. The Plan adopted the guidance as required on a retrospective basis for the year ended December 31, 2010 and such adoption did not have a material impact on the Plan’s financial statements.

3.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 16, 2008, that the Plan is qualified and the trust established under the plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, there was no provision for income taxes as of the financial statement date.

4.	INVESTMENTS

The following table presents investments at fair value that represent five percent or more of the Plan’s assets available for benefits at fair value as of December 31:

	2010
	Number
	of Shares	Value
American Funds Growth Fund of America	1,282,334	$38,970,115
Davis New York Venture Fund	726,516	25,202,838
Harbor International Fund	421,404	25,516,041
Harbor Small Fund	1,057,975	20,725,726
Pimco Total Return Fund	4,356,395	47,266,886
Harding Loevner Emerging Markets Trust	2,516,036	28,858,934
Bank of America Index XII Fund (a)	1,276,888	20,494,054
Bank of America Retirement Preservation Trust (a)	47,282,858	47,282,858
Wyndham Worldwide Corporation common stock (a)	793,882	23,784,695

	2009
	Number
	of Shares	Value
American Funds Growth Fund of America	1,163,597	$31,742,913
Davis New York Venture Fund	702,154	21,970,386
Harbor International Fund	386,359	21,199,537
Pimco Total Return Fund	3,960,298	42,771,215
Harding Loevner Emerging Markets Trust	2,710,911	25,699,438
Bank of America Retirement Preservation Trust (a) (b)	45,500,969	45,500,969
Wyndham Worldwide Corporation common stock (a)	946,521	19,091,326

(a)	Exempt party-in-interest

(b)	The contract value was $48.9 million at December 31, 2009.
During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

	2010	2009
Mutual funds	$21,875,319	$34,793,736
Common/collective trusts	5,445,556	10,407,630
Common stock	8,434,828	17,104,019
Guaranteed annuity contract	85,906	—

Net appreciation in fair value of investments	$35,841,609	$62,305,385

5.	FAIR VALUE

The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following table presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2010 and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:
Level 1: Quoted prices for identical instruments in active markets.
Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.
Level 3: Unobservable inputs used when little or no market data is available.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

		Fair Value Measure on a
		Recurring Basis
			Significant
		Quoted Prices in	Other
		Active Markets for	Observable
	As of	Identical Assets	Inputs
	December 31, 2010	(Level 1)	(Level 2)
Common stock:
Wyndham Worldwide Corporation (a)	$23,784,695	$23,784,695	$—
Avis Budget Group, Inc. (a)	252,531	252,531	—

Total	24,037,226	24,037,226	—

Mutual funds:
Small growth	8,175,601	8,175,601	—
Mid cap growth	12,361,996	12,361,996	—
Large growth	38,970,115	38,970,115	—
Small blend	20,725,726	20,725,726	—
Large blend	33,073,031	33,073,031	—
Foreign large blend	25,516,041	25,516,041	—
Mid cap value	13,521,148	13,521,148	—
Large value	6,409,876	6,409,876	—
Intermediate term bond	47,266,886	47,266,886	—
Multisector bond	4,788,774	4,788,774	—
Moderate allocation	11,240,355	11,240,355	—
Real estate	10,924,722	10,924,722	—

Total	232,974,271	232,974,271	—

Common collective trusts:
Harding Loevner Emerging Markets Trust	28,858,934	—	28,858,934
Bank of America Equity Index Trust XII (a)	20,494,054	—	20,494,054
Bank of America Retirement Preservation Trust (a)	47,282,858	—	47,282,858
Oppenheimer OFITC International Growth Fund II	11,091,408	—	11,091,408

Total	107,727,254	—	107,727,254

Group annuity contract (b)	184,996	—	184,996
Money market (c)	1,276,039	1,276,039	—

Total	$366,199,786	$258,287,536	$107,912,250

(a)	Exempt party-in-interest

(b)	Represents an investment in Guaranteed Portfolio Fund.

(c)	Represents an investment in FFI Government Fund.

		Fair Value Measure on a
		Recurring Basis
			Significant
		Quoted Prices in	Other
		Active Markets for	Observable
	As of	Identical Assets	Inputs
	December 31, 2009	(Level 1)	(Level 2)
Common stock:
Wyndham Worldwide Corporation (a)	$19,091,326	$19,091,326	$—
Avis Budget Group, Inc. (a)	246,462	246,462	—

Total	19,337,788	19,337,788	—

Mutual funds:
Conservative allocation	2,702	2,702	—
Foreign large blend	21,258,997	21,258,997	—
Foreign large value	26,723	26,723	—
Foreign small/mid value	1,018	1,018	—
Intermediate term bond	42,826,488	42,826,488	—
Large blend	26,019,893	26,019,893	—
Large growth	34,688,836	34,688,836	—
Large value	40,714	40,714	—
Mid cap blend	85,468	85,468	—
Mid cap growth	17,650,599	17,650,599	—
Mid cap value	9,828,493	9,828,493	—
Moderate allocation	9,933,835	9,933,835	—
Multisector bond	3,358,340	3,358,340	—
Real estate	7,176,513	7,176,513	—
Small blend	14,392,449	14,392,449	—
Small growth	5,725,790	5,725,790	—
World stock	82,855	82,855	—

Total	193,099,713	193,099,713	—

Common collective trusts:
Harding Loevner Emerging Markets Trust	25,699,438	—	25,699,438
Bank of America Equity Index Trust XII (a)	13,512,000	—	13,512,000
Bank of America Retirement Preservation Trust (a)	45,500,969	—	45,500,969
Oppenheimer OFITC International Growth Fund II	9,395,732	—	9,395,732

Total	94,108,139	—	94,108,139

Group annuity contract (b)	271,814	—	271,814
Money market (c)	283,112	283,112	—

Total	$307,100,566	$212,720,613	$94,379,953

(a)	Exempt party-in-interest

(b)	Represents an investment in Guaranteed Portfolio Fund.

(c)	Represents an investment in FFI Government Fund.
For both the years ended December 31, 2010 and 2009, there were no significant transfers into or out of Levels 1, 2 or 3.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

At December 31, 2010, the Plan held approximately 794,000 and 16,000 shares of common stock of Wyndham Worldwide Corporation and Avis Budget Group, Inc., respectively, with a cost basis of approximately $17.8 million and $0.2 million, respectively, and a fair value of approximately $23.8 million and $0.3 million, respectively. At December 31, 2009, the Plan held approximately 947,000 and 19,000 shares of common stock of Wyndham Worldwide Corporation and Avis

Budget Group, Inc., respectively, with a cost basis of approximately $7.9 million and less than $0.1 million, respectively, and a fair value of approximately $19.1 million and $0.2 million, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income of approximately $0.9 million and $0.8 million, respectively, from its investments in the RPT.

7.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the plan year ended December 31, 2009, the Company inadvertently failed to make deposits of $27,759 of participant contributions within the timeframe required by the United States Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company remitted $21,285 related to March 19, 2009 participant contributions on April 29, 2009 and $6,474 related to September 30, 2009 participant contributions on January 20, 2010. The Company filed a Form 5330 with the IRS and paid the required excise tax on the transactions on April 16, 2010. In addition, participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

9.	VOLUNTARY COMPLIANCE RESOLUTION

During July 2009, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to the following operational failures:
•	limitation of the investment in Wyndham Worldwide Corporation common stock to 25% due to Bank of America system setup failure,

•	processing of loan amortizations and partial repayments due to Bank of America system failure,

•	failure to timely adopt Plan amendments for Sections 415 and 401(b), and

•	exclusion of eligible participants due to system failure for processing rehires and transfers.
By a letter dated September 11, 2010, the Company was informed by the IRS that its voluntary compliance resolution was accepted. As of December 31, 2010, all necessary adjustments to participant accounts under the Company’s voluntary compliance resolution had been completed.

10.	NET ASSET VALUE PER SHARE

In accordance with the guidance for fair value measurements in certain entities that calculate Net Asset Value (“NAV”) per share (or its equivalents), the Plan expanded its disclosures to include the category, fair value, redemption frequency and redemption notice period for those assets whose fair value is estimated using the NAV per share as of December 31, 2010.

The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2010:

	Fair Value Estimated Using NAV per Share
	December 31, 2010
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period
Harding Loevner Emerging Markets Trust (a)	$28,858,934	$—	Daily	None	1 day
Bank of America Equity Index Trust XII (b)	20,494,054	—	Daily	None	1 day
Bank of America Retirement Preservation Trust(c)	47,282,858	—	Daily	None	N/A
Oppenhiemer OFITC International Growth Fund II (d)	11,091,408	—	Daily	None	1 day

	$107,727,254	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to invest in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor’s 500 Composite Stock Index.

(c)	Investment seeks to provide preservation of capital, high liquidity and to earn an appropriate market return by investing primarily in cash, cash equivalents and short-term, highly liquid securities.

(d)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2009:

	Fair Value Estimated Using NAV per Share
	December 31, 2009
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period
Harding Loevner Emerging Markets Trust (a)	$25,699,438	$—	Daily	None	1 day
Merrill Lynch Equity Index Trust XII (b)	13,512,000	—	Daily	None	1 day
Merrill Lynch Retirement Preservation Trust(c)	45,500,969	—	Daily	(e)	30 days
Oppenhiemer OFITC International Growth Fund II (d)	9,395,732	—	Daily	None	1 day

	$94,108,139	$—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to invest in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor’s 500 Composite Stock Index.

(c)	Investment seeks to provide preservation of capital, liquidity and current income at levels that are higher than those provided by money market funds and similar to short or intermediate bond funds, without the volatility.

(d)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(e)	The existence of certain conditions can limit the trust’s ability to transact at contract value with the issuers of its investment contracts including, but not limited to: partial or complete legal termination of the trust or a unit holder, tax disqualification, withdrawal of a plan sponsor and certain trust amendments if the issuers’ consent is not obtained. Additionally, this trust is subject to a maximum liquidation limit of $6.3 million per month.
11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to Form 5500 at December 31, 2010 and 2009:

	2010	2009
Assets available for benefits per the financial statements	$384,809,608	$328,178,216
Less: Amounts allocated to withdrawing participants	(386,341)	(460,815)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(3,372,253)

Assets available for benefits per Form 5500	$384,423,267	$324,345,148

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to Form 5500:

	2010	2009
Benefits paid to participants per the financial statements	$39,118,380	$53,137,685
Add: Amounts allocated to withdrawing participants at December 31, 2010	386,341	—
Less: Amounts allocated to withdrawing participants at December 31, 2009	(460,815)	460,815
Less: Amounts allocated to withdrawing participants at December 31, 2008	—	(238,991)

Benefits paid to participants per Form 5500	$39,043,906	$53,359,509

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010, but not yet paid as of that date.

The following is a reconciliation of the increase in assets per the financial statements to Form 5500 for the year ended December 31, 2010:

	2010	2009
Increase in assets per the financial statements	$56,631,392	$63,395,237
Less: 2010 amounts allocated to withdrawing participants	(386,341)	—
Less: 2009 amounts allocated to withdrawing participants	460,815	(460,815)
2009 adjustments from contract value to fair value for fully benefit-responsive investment contracts	3,372,253	(3,372,253)
Add: 2008 amounts allocated to withdrawing participants	—	238,991
2008 adjustments from contract value to fair value for fully benefit-responsive investment contracts	—	8,192,813

Net income per Form 5500	$60,078,119	$67,993,973

12.	SUBSEQUENT EVENT

Effective February 14, 2011, the Plan eliminated the RPT from its menu of investment options and replaced it with the Wells Fargo Stable Return Fund. Participant balances invested in the RPT at the close of business on February 11, 2011 were transferred into the Wells Fargo Stable Return Fund.
*****

Wyndham Worldwide Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) As of December 31, 2010

	(b)	(c)		(e)
	Identity of Issue, Borrower	Description of	(d)	Current
(a)	Current Lessor or Similar Party	Investment	Cost**	Value****
	Alger Small Cap Growth Fund	Mutual fund		$8,175,601
	American Funds Growth Fund of America	Mutual fund		38,970,115
	Davis New York Venture Fund	Mutual fund		25,202,838
	DWS RREEF Real Estate Securities Fund	Mutual fund		10,924,722
	Fidelity Advisor Freedom 2010 Fund (A)	Mutual fund		406,119
	Fidelity Advisor Freedom 2015 Fund (A)	Mutual fund		533,718
	Fidelity Advisor Freedom 2020 Fund (A)	Mutual fund		944,438
	Fidelity Advisor Freedom 2025 Fund (A)	Mutual fund		1,042,065
	Fidelity Advisor Freedom 2030 Fund (A)	Mutual fund		1,300,168
	Fidelity Advisor Freedom 2035 Fund (A)	Mutual fund		1,223,531
	Fidelity Advisor Freedom 2040 Fund (A)	Mutual fund		1,114,879
	Fidelity Advisor Freedom 2045 Fund (A)	Mutual fund		625,463
	Fidelity Advisor Freedom 2050 Fund (A)	Mutual fund		679,811
	Harbor International Fund	Mutual fund		25,516,041
	Harbor Mid Cap Growth Fund	Mutual fund		12,361,996
	Harbor Small Cap Value Fund	Mutual fund		20,725,726
	Lord Abbett Bond Debenture Fund	Mutual fund		4,788,774
	MFS Value Fund R4	Mutual fund		6,409,876
	The Oakmark Equity & Income Fund	Mutual fund		11,240,355
	Pimco Total Return Fund Port Instl	Mutual fund		47,266,886
	Pioneer Mid Cap Value Fund	Mutual fund		13,521,148
	Guaranteed Portfolio Fund	Group annuity contract		184,996
	Harding Loevner Emerging Markets Trust	Common/collective trust		28,858,934
*	Bank of America Equity Index Trust XII	Common/collective trust		20,494,054
*	Bank of America Retirement Preservation Trust	Common/collective trust		47,282,858
	Oppenheimer OFITC International Growth Fund II	Common/collective trust		11,091,408
*	Wyndham Worldwide Corporation	Common stock		23,784,695
*	Avis Budget Group, Inc.	Common stock		252,531
*	Various participants	Loans to participants***		14,596,850
	FFI Government Fund	Money market		1,276,039
	Cash and cash equivalents			392,667

	Total			$381,189,302

*	Party-in-interest

**	Cost information is not required for participant-directed investments.

***	Maturity dates range from 1/1/11 to 2/10/26. Interest rates range from 4.25% to 9.50%.

****	Form 5500 instructions require reporting of Common/Collective Trusts at fair value on this schedule.

Wyndham Worldwide Employee Savings Plan
Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions
For The Year Ended December 31, 2010
Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102?
Yes ☑     No ☐

	Total That Constitute Nonexempt Prohibited
	Transactions
			Contributions	Total Fully
		Contributions	Pending	Corrected under
	Contributions	Corrected	Correction	VFCP and
Participant Contributions Transferred Late to the Plan	Not Corrected	Outside VFCP	in VFCP	PTE 2002-51
September 30, 2009 participant contributions (a)	—	6,474	—	—

	$—	$6,474	$—	$—

(a)	Amount was deposited on January 20, 2010.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Worldwide Corporation Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Worldwide Corporation Employee Savings Plan
By:	/s/ Mary Falvey
Mary Falvey
Executive Vice President, Chief Human Resources Officer Wyndham Worldwide Corporation

Date: June 24, 2011